SAFRAN

SIÈGE SOCIAL

October 3, 2008

RECEIVED

2008 OCT -9 P 1:56

FICE OF INTERNATIONAL CORPORATE FINANCE

08005298

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Paul Dudek, Esq.

SAFRAN
Rule 12g3-2(b) File No. 82-34974

SUPPL

Dear Sirs:

The enclosed information, as set forth in the Annex attached hereto, is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SAFRAN (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions with regard to this information or require additional information, please contact the undersigned in Paris at +33 1 40 60 84 28.

Very truly yours,

PROCESSED
OCT 15 2008
THOMSON REUTERS

Francis de Raimond

cc: Alain Marcheteau
(Safran)

Annex

I. Press Releases

- August 5, 2008 – Carbon brakes for the Boeing 737 Next-Generation family : a world first
- September 30, 2008 – Techspace Aero and CIA has successfully completed the test campaign aimed at validating a low pressure compressor for cleaner engines within the European VITAL program context

II. Documents provided to regulatory authorities or stock exchanges and made public by such entities

- None

III. Documents provided to shareholders, published or made available to the public

- June 30, 2008 – SAFRAN Consolidated balance sheet and income statement

SAFRAN

RECEIVED

2008 OCT -9 P 1:5

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Communiqué de presse . Press release

Carbon brakes for the Boeing 737 Next-Generation family: a world first

Paris, August 5, 2008 – Messier-Bugatti (SAFRAN Group) has successfully completed the certification tests for its wheels and carbon brakes intended for the Boeing 737 Next-Generation family of twinjets. All the advantages of carbon brakes are now available for all versions of this family: 737-600, 737-700, 737-800, 737-900 and 737-900ER.

The Sepcarb®III OR (Oxidation Resistant) carbon brake by Messier-Bugatti, a worldwide best-seller, will enter service this week on a Delta Air Lines 737-700.

Messier-Bugatti is the only brake manufacturer in the world to offer this technology as an alternative to steel brakes. It is targeting a potential market of several thousand aircraft, either new or retrofits on aircraft already in service, worth up to $3 billion for SAFRAN.

Carbon brakes offer a host of advantages: commonality across the entire Next-Generation 737 fleet, cost-competitiveness, lighter weight, longer endurance (average of 2,200 landings per overhaul/LPO) and faster turnaround time for the aircraft after landing.

These carbon brakes will save up to 320 kg per aircraft, which means that airlines can reduce their CO_2 emissions and cut fuel consumption, saving about $50,000 per year per aircraft.

Messier-Bugatti has been recognized as one of Boeing's "Silver" suppliers, representing fewer than 2% of the aircraft manufacturer's suppliers, and capable of delivering 98% of equipment on time, with a quality rate of 99.7%.

***SAFRAN** is an international high-technology group with three core businesses: Aerospace Propulsion, Aircraft Equipment, and Defense Security. As of December 31, 2007, it had 63,000 employees in over 30 countries, and annual revenues of 12 billion euros. The SAFRAN Group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*
SAFRAN is a public company listed on NYSE Euronext Paris.
www.safran-group.com.

***Messier-Bugatti**, SAFRAN Group, is a world actor in the field of aeronautical braking and carbon brakes. Messier-Bugatti wheels and carbon brakes equips more than 3,400 commercial aircraft across the world, including almost 250 airline companies and 20 airforces amongst its customers and providing them with support throughout the entire world. As system integrator, Messier-Bugatti also provides excellence and innovation for more than 9,000 aircraft in functions such as braking, steering, landing and monitoring systems.*
www.messier-bugatti.com

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Mob 33 (0)6 07 83 59 73

jocelyne.terrien@safran.fr

Techspace Aero
SAFRAN Group

Communiqué de presse . Press release

Techspace Aero and CIAM has successfully completed the test campaign aimed at validating a low pressure compressor for cleaner engines within the European VITAL program context

Milmort, September 30, 2008



Techspace Aero (SAFRAN Group) and CIAM (Central Institute of Aviation Motors, Moscow) have successfully completed a test campaign of a low pressure compressor prototype integrated in an aeronautic engine fan module. The research has been carried out under the European VITAL program, whose object is to reduce fuel burn, noise and CO_2 emissions of aircraft engines.

The technologies designed by Techspace Aero and tested at CIAM aim to make the low-pressure compressor more compact and lighter by improving aerodynamics.

The fan module has successfully completed a seven weeks test programme. The program started July 3rd, with extended performance evaluation and booster mapping at low and high rotation speed. It was carried out at the unique CIAM facilities which enabled altitude testing at low pressure and temperature conditions.

This program marks success for the Belgian and Russian companies, paving the way to future EU-Russia collaboration. Techspace Aero is keen to emphasize the essential support provided by the Walloon region and European authorities without whom such breakthroughs could not be achieved.

The new technology will now be embedded in the upcoming engine generation, including the Leap X program developed by CFM International (JV between General Electric and Snecma, SAFRAN group), which aims to drastically reduce fuel burn.

Partner to the world's major engine manufacturers, Techspace Aero designs, develops and produces modules, equipment and test benches for aeronautical and space engines. Thanks to its high-tech products, Techspace Aero contributes to the success of Airbus (A320, A330, A340 and A380), Boeing (B737, B747, B767, B777, B787), Embraer (190) and many other flights.
A SAFRAN Group company (F- 56% of capital), Techspace Aero's other shareholders are the Walloon Region (B- 31 %), Pratt & Whitney (USA- 11%) and the Federal Investment Company (B-2%). The company achieved turnover of EUR 378 million in 2007 with a 1,350 strong workforce.

More information : Olivier De Vriendt, Research & Technology manager
Tel : +32 (0)4 278 8343, Mob : +32 (0)494 496 466, odevrien@techspace-aero.be

Techspace Aero

Route de Liers 121
4041 Herstal - Belgium

www.techspace-aero.be

Press contact
Joëlle Wathelet

Tél +32 4 278 87 28
Fax +32 4 270 54 30
GSM +32 486 94 84 15
jwathele@techspace-aero.be

Techspace Aero
SAFRAN Group

Communiqué de presse . Press release

SIXTH FRAMEWORK PROGRAMME
Funded by the European Commission in the Sixth Framework Programme

VITAL is a project co-funded by the European Commission under the Sixth Framework Programme.
Contract N°012271

VITAL is a new collaborative research project, running for four years, which aims to significantly reduce aircraft engine noise and CO2 emissions. It has a total budget of 91 million euros, including 51 million euros in funding from the European Commission. Snecma leads a consortium of 53 partners gathering all major European engine manufacturers: Rolls-Royce Plc, MTU Aero Engines, Avio, Volvo Aero, Techspace Aero Rolls-Royce Deutschland and ITP, and the airframer Airbus.

Techspace Aero

Route de Liers 121
4041 Herstal - Belgium

www.techspace-aero.be

Press contact
Joëlle Wathelet

Tél +32 4 278 87 28
Fax +32 4 270 54 30
GSM +32 486 94 84 15
jwathele@techspace-aero.be

consolidated balance sheet and income statement

June 30, 2008

SAFRAN

On July 30, 2008, the Supervisory Board authorized the publication of the adjusted financial data for the first half-year of 2008 (Section 1 of this document) and the condensed statutory consolidated interim financial statements of SAFRAN for the period January 1 to June 30, 2008, approved by the Management Board meeting of July 29, 2008 (Section 2 of this document).

Table of contents

Foreword

To reflect the Group's actual economic performance and to enable its monitoring and comparison with that of competitors, SAFRAN prepares an adjusted income statement and statement of cash flow alongside its statutory interim consolidated financial statements.

Readers are reminded that SAFRAN Group:

- is the result of the May 11, 2005 merger of the Sagem and Snecma groups accounted for in accordance with IFRS 3, *Business combinations*, in its statutory consolidated financial statements;
- records all changes in the fair value of foreign currency derivatives in finance costs/income since July 1, 2005, in accordance with the provisions of IAS 39 applicable to transactions that do not qualify for hedge accounting (see the "Financial assets" note in the 2007 Reference Document's Accounting policies).

As such, the financial information extracted from the SAFRAN Group's statutory consolidated financial statements has been adjusted for:

- the accounting impact of charges to amortization on intangible assets relating to aeronautical programs, revalued at the time of the Sagem-Snecma merger in accordance with IFRS 3, in order to offset the impacts relating to the one-off incorporation of the SAFRAN Group;
- the accounting impacts of the application of hedge accounting to currency financial instruments, in order to better reflect the results of the overall currency risk management policy.

The impact of these adjustments on income statement aggregates is as follows:

June 30, 2008 *(in € millions)*	Statutory consolidated statements	Hedge accounting		intangible assets depreciation and amortization	Adjusted consolidated statements
		revaluation of the revenue (1)	deferred hedge income (2)	(3)	
Revenue	4,998	59	-	-	5,057
Other operating income / expense	(4,658)	(5)	-	80	(4,583)
Profit (loss) from operations	340	54	-	80	474
Net finance costs / income	263	(54)	(352)	-	(143)
Income from associates	3	-	-	-	3
Income tax expense	(145)	-	121	(27)	(51)
Profit (loss) from continuing operations	461	-	(231)	53	283
Profit from discontinued operations	(119)	-	-	-	(119)
Minority interests	(6)	-	-	(2)	(8)
Net profit (loss) for the period attributable to equity holders of the parent	336	-	(231)	51	156

(1) Remeasurement of foreign-currency denominated revenue net of purchases (by currency) at the hedged rate (including premiums on settled options), through the reclassification of gains and losses on hedges allocated to cash flows of the period.
(2) Gains and losses on hedges allocated to future cash flows (€352 million excluding tax) deferred in consolidated equity.
(3) Cancellation of amortization/impairment of intangible assets relating to the remeasurement of aeronautical programs pursuant to application of IFRS 3 as of April 1, 2005.

Readers are reminded that only the statutory consolidated interim financial statements are subject to a limited review by the Group's statutory auditors, and that the adjusted financial data is reviewed as part of verification procedures concerning the reading of all information presented in the interim activity report.

1 SAFRAN Group adjusted data

1.1 Adjusted consolidated income statement

To reflect the Group's actual economic performance and to enable its monitoring and comparison, the consolidated interim income statement and consolidated statement of cash flow, presented respectively on pages 12 and 15 of the statutory consolidated financial statements are adjusted for:

- the impact of charges to amortization on intangible assets relating to aeronautical programs, revalued at the time of the Sagem-Snecma merger in accordance with IFRS 3, in order to offset the impacts relating to the one-off incorporation of the SAFRAN Group;
- the impact of the application of hedge accounting to currency financial instruments, in order to better reflect the results of the Group's overall currency risk management policy.

The adjusted data is unaudited.

The activities of the Communications sector were classified in operations held for sale as of June 30, 2008. In fact:

- the Broadband activity was sold to The Gores Group in January 2008. It was therefore classified in operations held for sale as of December 31, 2007 and remains thus classified as of June 30, 2008;
- in July 2008, the withdrawal from the Mobile phones activity was implemented pursuant to the decision to:
  - sell the ODM (Original Developer Manufacturer) activities to the Sofinnova Group,
  - reconvert the Fougères activities to the production of equipment, particularly electronics,
  - gradually reclassify teams.

Consequently, the Mobile phones activity was classified in operations held for sale in June 2008.

Accordingly, the income statement and the notes thereto were restated for the impact of these classifications as of June 30, 2008, and as of June 30, 2007 for comparative purposes.

The cash flow statement for the first half of 2008 was also restated for these classifications; the statement for the first half of 2007 could not be restated due to the unavailability of data.

(in € millions)	*Notes*	June 30, 2008 Adjusted	June 30, 2007 Adjusted
Revenue	*1.4.1*	**5,057**	**4,918**
Other income		46	24
Income from operations		**5,103**	**4,942**
Change in inventories of finished goods and work in progress		175	290
Capitalized production		106	116
Raw materials and consumables used	*1.4.2*	(3,156)	(3,029)
Personnel costs		(1,578)	(1,509)
Taxes		(108)	(103)
Depreciations, amortizations, provisions and impairment	*1.4.3*	(189)	(304)
Other operating income / expenses		121	(22)
Profit (loss) from operations		**474**	**381**
Borrowing costs		(3)	(5)
Other finance costs / income		(140)	22
Net finance costs / income	*1.4.4*	**(143)**	**17**
Income from associates		3	2
Profit (loss) before tax		**334**	**400**
Income tax expense		(51)	(135)
Profit (loss) from continuing operations		**283**	**265**
Profit from discontinued operations	*2.8.10*	(119)	(47)
Profit (loss) after tax		**164**	**218**
Minority interests		(8)	(3)
Net profit (loss) for the period attribuable to equity holders of the parent		**156**	**215**
Basic earnings per share (in euro)		0.38	0.52

1.2 Adjusted consolidated statement of cash flow

(in € millions)		June 30, 2008	June 30, 2007 *
I. Cash flow from/(used in) operating activities			
Consolidated profit (loss) before tax		**149**	**320**
Tax paid		(5)	(20)
Income from associates (net of dividends received and of dividendes from discontinued operations)		3	2
Depreciation and amortization		174	169
Asset impairment		2	96
Provisions		4	80
Fair value of financial instruments and derivatives		26	(16)
Foreign exchange losses		(1)	(2)
Capital gains on asset disposals		(140)	-
Investment subsidies		(1)	-
Accrued interest		1	-
Other		13	12
Elimination of income from discontinued operations		129	-
Intercompany income from discontinued operations		-	-
Minority interests		8	3
Income and expenses not impacting cash flow		**215**	**342**
Net cash from operations before changes in working capital		**362**	**644**
Net change in inventories and work-in-progress		(236)	(363)
Net change in operating receivables and payables		228	289
Net change in other receivables and payables		(46)	25
Intercompany change in working capital from discontinued operations		12	-
Changes in working capital		**(42)**	**(49)**
	TOTAL I	**320**	**595**
II. Cash flow from/(used in) investing activities			
Purchases of intangible assets net of proceeds from disposals		(95)	(115)
Purchases of property, plant and equipment net of proceeds from disposals		(186)	(200)
Net purchases of shares in other companies		-	-
Net proceeds from the sale of shares in other companies		152	(49)
Net proceeds from long-term investments		129	(19)
Other changes		-	(1)
Intercompany investing activities from discontinued operations		(14)	-
	TOTAL II	**(14)**	**(384)**
III. Cash flow from/(used in) financing activities			
Change in share capital		(62)	19
Repayments of borrowings and long-term debt		(54)	(41)
Repayment of repayable advances		(14)	(31)
Issuance of new loans		26	10
Repayable advances received		33	20
Net change in short term borrowings		40	(175)
Intercompany financing activities from discontinued operations		15	-
Dividends paid to equity holders of the parent		(165)	(90)
Dividends paid to minority interests		(5)	(5)
	TOTAL III	**(186)**	**(293)**
Operating cash flows from discontinued operations	**TOTAL IV**	**(18)**	**-**
Investing cash flows from discontinued operations	**TOTAL V**	**10**	**-**
Financing cash flows from discontinued operations	**TOTAL VI**	**(5)**	**-**
VII. Effect of changes in foreign exchange rates	**TOTAL VII**	**(1)**	**(1)**
Increase/(Decrease) in net financial position	**I+II+III+IV+ V+VI+VII**	**106**	**(83)**
Opening net financial position		730	743
Closing net financial position		831	660
Decrease in net financial position		101	(83)
Closing net financial position from discontinued operations and assets for sales		5	-
Increase/(Decrease) in net financial position		**106**	**(83)**
of which cash flows from continuing operations		104	-
of which cash flows from discontinued operations		-	-
of which cash flows from assets for sales		2	-

* not restated for the Mobile Phones activity held for sale

1.3 Adjusted segment information

The Group's operations are organized and managed according to the nature of the goods and services rendered, each sector corresponding to an independent branch representing a strategic activity offering a variety of goods in different markets.

Inter-branch sales are performed on an arm's length basis.

1.3.1 Business segments

1.3.1.1 Aerospace Propulsion branch

Within the Aerospace Propulsion branch, the Group designs, develops, produces and markets propulsion systems for a wide range of applications: commercial aircraft, military transport, training and combat aircraft, rocket engines, civil and military helicopters, tactical missiles and UAVs. This branch also includes MRO activities and the sale of spare parts.

1.3.1.2 Air Equipment branch

The Group also specializes in mechanical, hydro mechanical and electromechanical equipment, including landing gear, wheels, brakes and associated systems, thrust reversers and nacelles, composite material parts, engine control systems and associated equipment, transmission systems, wiring, electrical connection systems, ventilation systems and hydraulic filters. The branch also includes MRO activities and the sale of spare parts.

1.3.1.3 Defense Security branch

Within the Defense Security branch, the Group designs, develops, produces and markets Aeronautical and Navigation systems (avionics products, navigational instruments, etc.), Optronic and Air-Land systems and Security systems (secure payment terminals, bankcards and airport security).

1.3.1.4 Communications branch

This entire branch was classified in operations held for sale as of June 30, 2007 and June 30, 2008. The Broadband activity, classified in operations held for sale as of December 31, 2007, was sold during the first half of 2008.

1.3.2 Adjusted segment information

Half-year ended June 30, 2008

(in € millions)	Aerospace propulsion	Aircraft equipment	Defense Security	Communications	Total branches	Holding/ Inter-branch eliminations	June 30, 2008
External revenue	2.851	1,426	780	-	5,057	-	5,057
Inter-branch revenue	12	216	2	-	230	(230)	-
Total revenue	**2,863**	**1,642**	**782**	-	**5,287**	**(230)**	**5,057**
Other branch income	125	137	65	-	327	-	327
Branch expenses	(2,607)	(1,635)	(809)	-	(5,051)	209	(4,842)
Depreciation and amortization, net	(107)	(90)	11	-	(186)	(3)	(189)
Other items	(1)	(8)	131	-	122	(1)	121
Profit (loss) from operations	**273**	**46**	**180**	-	**499**	**(25)**	**474**
Net finance costs / income							(143)
Income from associates							3
Income tax expense							(51)
Profit from discontinued operations				(119)	(119)		(119)
Minority interests							(8)
Net profit (loss)							**156**

Half-year ended June 30, 2007

(in € millions)	Aerospace propulsion	Aircraft equipment	Defense Security	Communications	Total branches	Holding/ Inter-branch eliminations	June 30, 2007
External revenue	2,779	1,373	766	-	4,918	-	4,918
Inter-branch revenue	10	217	43	-	270	(270)	-
Total revenue	**2,789**	**1,590**	**809**	-	**5,188**	**(270)**	**4,918**
Other branch income	214	154	60	-	428	2	430
Branch expenses	(2,524)	(1,591)	(785)	-	(4,900)	259	(4,641)
Depreciation and amortization, net	(170)	(79)	(45)	-	(294)	(10)	(304)
Other items	(11)	-	(13)	-	(24)	2	(22)
Profit (loss) from operations	**298**	**74**	**26**	-	**398**	**(17)**	**381**
Net finance costs / income							17
Income from associates							2
Income tax expense							(135)
Profit from discontinued operations				(47)	(47)		(47)
Minority interests							(3)
Net profit (loss)							**215**

1.4 Notes to the adjusted data

The notes hereafter only concern the aggregates that have been adjusted compared to the statutory consolidated financial statements.

1.4.1 Revenue

(in € millions)	June 30, 2008	June 30, 2007
Aerospace propulsion		
Original aircraft equipment	1,343	1,415
Aircraft spare parts	720	672
MRO	546	540
R & D contracts	108	63
Other	135	89
subtotal	2,852	2,779
Aircraft equipment		
Original aircraft equipment	778	745
Aircraft spare parts	268	252
MRO	176	173
R & D contracts	27	49
Ingeneery	116	83
Other	61	71
subtotal	1,426	1,373
Defense security		
Sagem Avionics	236	264
Sagem Optronics and Defense	222	198
Security	317	303
Other	4	1
subtotal	779	766
Total	**5,057**	**4,918**

1.4.2 Raw materials and consumables

Raw materials and consumables for the year primarily comprise raw materials, supplies, sub-contracting purchases and all external services.
They break down as follows:

(in € millions)	June 30, 2008	June 30, 2007
Raw materials, supplies and others	(1,028)	(910)
Bought-in goods	(107)	(114)
Changes in inventories	61	76
Sub-contracting	(1,195)	(1,205)
Purchases not held in inventory	(125)	(156)
External services	(762)	(720)
Total	**(3,156)**	**(3,029)**

1.4.3 Net depreciation, amortization, provisions and impairment

(in € millions)	June 30, 2008	June 30, 2007
Depreciation and amortization expense		
- intangible assets	(49)	(27)
- property, plant and equipment	(128)	(126)
Total depreciation and amortization expense	**(177)**	**(153)**
Asset impairment		
- intangible assets and PP&E	5	(50)
- financial assets	-	(25)
- inventories	(3)	(11)
- receivables	-	6
Total asset impairment	**2**	**(80)**
Total increase in provisions	**(14)**	**(71)**
Total	**(189)**	**(304)**

1.4.4 Net finance costs/income

(in € millions)	June 30, 2008	June 30, 2007
Finance costs in relation to interest-bearing liabilities	(25)	(25)
Finance income in relation to cash and cash equivalents	22	20
Cost of net borrowings and long-term debt	**(3)**	**(5)**
Loss on financial instruments	(121)	-
Gain on financial instruments held for trading	16	7
Foreign exchange loss	(25)	-
Foreign exchange gains (losses) on provisions	21	10
Foreign exchange financial income	**(109)**	**17**
Net costs of proceeds from disposal of fixed assets	-	-
Reversals of provisions	(7)	(1)
Increase in provisions	5	-
Discount impact	(28)	(14)
Other	(1)	20
Total other finance costs / income	**(31)**	**5**
Total Finance income	**(143)**	**17**
of which finance costs	**(207)**	**(33)**
of which finance income	**64**	**50**

2 SAFRAN Group
condensed statutory consolidated interim financial statements

SAFRAN S.A. (2, Bd du Général Martial Valin - 75724 Paris Cedex 15) is a limited liability company incorporated in France, and permanently listed in Compartment A of the Euronext Paris Eurolist market.

The Supervisory Board meeting of July 30, 2008 authorized the publication of the SAFRAN condensed consolidated interim financial statements for the period from January 1 to June 30, 2008.

The activities of the Communications sector were classified in operations held for sale as of June 30, 2008. In fact:

- the Broadband activity was sold to The Gores Group in January 2008. It was therefore classified in operations held for sale as of December 31, 2007 and remains thus classified as of June 30, 2008;
- in July 2008, the withdrawal from the Mobile phones activity was implemented pursuant to the decision to:
    - sell the ODM (Original Developer Manufacturer) activities to the Sofinnova Group,
    - reconvert the Fougères activities to the production of equipment, particularly electronics,
    - gradually reclassify teams.

Consequently, the Mobile phones activity was classified in operations held for sale in June 2008.

Accordingly, the income statement and the notes thereto were restated for the impact of these classifications as of June 30, 2008, and as of June 30, 2007 for comparative purposes.

The cash flow statement for the first half of 2008 was also restated for these classifications; the statement for the first half of 2007 could not be restated due to the unavailability of data.

2.1. Consolidated income statement

(in € millions)	*Notes*	**June 30, 2008**	**June 30, 2007**
Revenue	*2.8.1*	**4,998**	**4,678**
Other income	*2.8.2*	46	24
Income from operations		**5,044**	**4,702**
Change in inventories of finished goods and work in progress		175	290
Capitalized production		106	116
Raw materials and consumables used	*2.8.3*	(3,151)	(3,027)
Personnel costs		(1,578)	(1,509)
Taxes		(108)	(103)
Depreciation and amortization expense	*2.8.5*	(257)	(235)
Increase in provisions	*2.8.5*	(14)	(71)
Asset impairment	*2.8.6*	2	(80)
Other operating income / expenses	*2.8.7*	121	(22)
Profit (loss) from operations		**340**	**61**
Borrowing costs		(3)	(5)
Other finance costs / income		266	33
Net finance costs / income	*2.8.8*	**263**	**28**
Income from associates		3	2
Profit (loss) before tax	*2.8.9*	**606**	**91**
Income tax expense		(145)	(25)
Profit (loss) from continuing operations		**461**	**66**
Profit from discontinued operations	*2.8.10*	(119)	(46)
Profit (loss) after tax		**342**	**20**
Minority interests		(6)	1
Net profit (loss) for the period attributable to equity holders of the parent		**336**	**21**
Basic earnings per share (in euro)	*2.8.11*	0.82	0.05
Diluted earnings per share (in euro)	*2.8.11*	0.82	0.05

2.2. Consolidated balance sheet

ASSETS (in € millions)	Notes	June 30, 2008	Dec. 31, 2007
Goodwill	2.8.13	1,556	1,561
Intangible assets	2.8.14	2,947	2,981
Property, plant and equipment	2.8.15	1,877	1,847
Non-current financial assets	2.8.16	258	286
Investments in associates	2.8.17	235	34
Deferred tax assets		258	158
Other non-current assets		3	10
Non-current assets		**7,134**	**6,877**
Current financial assets	2.8.18	112	107
Fair value of financial instruments and derivatives	2.8.28	470	126
Inventories		3,600	3,420
Trade and other receivables		3,661	3,926
Tax assets		53	27
Other current assets		209	183
Cash and cash equivalents	2.8.20	831	730
Current assets		**8,936**	**8,519**
Assets held for sale	2.6.16	42	779
Total assets		**16,112**	**16,175**

EQUITY AND LIABILITIES (in € millions)	Notes	June 30, 2008	Dec. 31, 2007
Share capital	2.8.22.1	83	83
Consolidated retained earnings	2.8.22.3	3,969	4,189
Net unrealized gains on available-for-sale financial assets		(3)	27
Net unrealized losses on currency futures		-	-
Net profit (loss) for the period		336	39
Equity attributable to equity holders of the parent		**4,385**	**4,338**
Minority interests		**164**	**167**
Total equity		**4,549**	**4,505**
Provisions	2.8.23	950	1,052
Borrowings subject to specific terms and conditions	2.8.24	619	590
Interest-bearing non-current liabilities	2.8.25	415	397
Deferred tax liabilities		799	745
Other non-current liabilities		86	96
Non-current liabilities		**2,869**	**2,880**
Provisions	2.8.23	1,248	1,133
Interest-bearing current liabilities	2.8.25	517	502
Trade and other payables		6,567	6,517
Tax liabilities		180	43
Fair value of financial instruments and derivatives	2.8.28	10	4
Other current liabilities		159	139
Current liabilities		**8,681**	**8,338**
Liabilities held for sale	2.8.19	13	452
Total liabilities		**16,112**	**16,175**

2.3. Statement of changes in consolidated shareholders' equity

(in € millions)	Share capital issued	Share capital reserves	Treasury shares	Hedging reserves	Translation adjustments	Consolidated retained earnings	Net profit (loss) for the year	Other	**Equity attributable to holders of the parent**	Minority interests	**Total equity**
January 1, 2008	**83**	**3,360**	**(101)**	**-**	**(57)**	**987**	**39**	**27**	**4,338**	167	**4,505**
Translation adjustments					(32)				**(32)**	(2)	**(34)**
Fair value adjustment to cash-flow hedging derivatives, net of tax									-		-
Fair value adjustment to available-for-sale securities, net of tax								(30)	**(30)**		**(30)**
Profit (loss) booked in equity	-	-	-	-	**(32)**	-	-	**(30)**	**(62)**	(2)	**(64)**
Net profit for the year							336		**336**	6	**342**
Net (loss) profit booked for the year	-	-	-	-	**(32)**	-	**336**	**(30)**	**274**	4	**278**
Capital increase			(62)						**(62)**		**(62)**
Dividends						(126)	(39)		**(165)**	(5)	**(170)**
Other movements									-	(2)	**(2)**
June 30, 2008	**83**	**3,360**	**(163)**	**-**	**(89)**	**861**	**336**	**(3)**	**4,385**	**164**	**4,549**

(in € millions)	Share capital issued	Share capital reserves	Treasury shares	Hedging reserves	Translation adjustments	Consolidated retained earnings	Net profit (loss) for the year	Other	**Equity attributable to holders of the parent**	Minority interests	**Total equity**
January 1, 2007	**83**	**3,360**	**(120)**	**(76)**	**(8)**	**1,064**	**9**	**27**	**4,339**	**173**	**4,512**
Translation adjustments					(8)				**(8)**		**(8)**
Fair value adjustment to cash-flow hedging derivatives, net of tax				38					**38**		**38**
Fair value adjustment to available-for-sale securities, net of tax								3	**3**		**3**
Profit (loss) booked in equity	-	-	-	**38**	**(8)**	-	-	**3**	**33**		**33**
Net profit for the year							21		**21**	(1)	**20**
Net (loss) profit booked for the year	-	-	-	**38**	**(8)**	-	**21**	**3**	**54**	(1)	**53**
Capital increase			18						**18**		**18**
Dividends						(90)			**(90)**	(6)	**(96)**
Other movements						4	(9)		**(5)**		**(5)**
June 30, 2007	**83**	**3,360**	**(102)**	**(38)**	**(16)**	**978**	**21**	**30**	**4,316**	**166**	**4,482**

2.4. Consolidated statement of cash flow

(in € millions)		June 30, 2008	June 30, 2007 *
I. Cash flow from/(used in) operating activities			
Consolidated profit (loss) before tax		423	16
Tax paid		(5)	(20)
Income from associates (net of dividends received and of dividendes from discontinued operations)		3	2
Depreciation and amortization		254	251
Asset impairment		2	96
Provisions		4	80
Fair value of financial instruments and derivatives		(326)	268
Foreign exchange losses		(1)	(3)
Capital gains on asset disposals		(140)	-
Investment subsidies		(1)	-
Accrued interest		1	-
Others		13	12
Elimination of income from discontinued operations		129	-
Intercompany income from discontinued operations		-	-
Minority interests		6	(1)
Income and expenses not impacting cash flow		**(59)**	**703**
Net cash from operations before changes in working capital		**362**	**701**
Net change in inventories and work-in-progress		(236)	(363)
Net change in operating receivables and payables		228	289
Net change in other receivables and payables		(46)	(32)
Intercompany change in working capital from discontinued operations		12	-
Changes in working capital		**(42)**	**(106)**
	TOTAL I	**320**	**595**
II. Flux de trésorerie provenant des activités d'investissement			
Purchases of intangible assets net of proceeds from disposals		(95)	(115)
Purchases of property, plant and equipment net of proceeds from disposals		(186)	(200)
Net proceeds from the sale of shares in other companies		152	(49)
Net proceeds from long-term investments		129	(19)
Other changes		-	(1)
Intercompany investing activities from discontinued operations		(14)	-
	TOTAL II	**(14)**	**(384)**
III. Cash flow from/(used in) financing activities			
Change in share capital		(62)	19
Repayments of borrowings and long-term debt		(54)	(41)
Repayment of repayable advances		(14)	(31)
Issuance of new loans		26	10
Repayable advances received		33	20
Net change in short term borrowings		40	(175)
Intercompany financing activities from discontinued operations		15	-
Dividends paid to equity holders of the parent		(165)	(90)
Dividends paid to minority interests		(5)	(5)
	TOTAL III	**(186)**	**(293)**
Operating cash flows from discontinued operations	**TOTAL IV**	**(18)**	**-**
Investing cash flows from discontinued operations	**TOTAL V**	**10**	**-**
Financing cash flows from discontinued operations	**TOTAL VI**	**(5)**	**-**
VII. Effect of changes in foreign exchange rates	**TOTAL VII**	**(1)**	**(1)**
Increase/(Decrease) in net financial position	**I+II+III+IV+ V+VI+VII**	**106**	**(83)**
Opening net financial position		730	743
Closing net financial position		831	660
Decrease in net financial position		101	(83)
Closing net financial position from discontinued operations and assets for sales		5	-
Increase/(Decrease) in net financial position		**106**	**(83)**
of which cash flows from continuing operations		104	-
of which cash flows from discontinued operations		-	-
of which cash flows from assets for sales		2	-

(*) not restated for the Mobile Phones activity held for sale

2.5. Segment information

The Group's operations are organized and managed according to the nature of the goods and services rendered, each sector corresponding to an independent branch representing a strategic activity offering a variety of goods in different markets.

Inter-branch sales are performed on an arm's length basis.

2.5.1 **Business segments**

2.5.1.1 Aerospace Propulsion branch

Within the Aerospace Propulsion branch, the Group designs, develops, produces and markets propulsion systems for a wide range of applications: commercial aircraft, military transport, training and combat aircraft, rocket engines, civil and military helicopters, tactical missiles and UAVs. This branch also includes MRO activities and the sale of spare parts.

2.5.1.2 Air Equipment branch

The Group also specializes in mechanical, hydro mechanical and electromechanical equipment, including landing gear, wheels, brakes and associated systems, thrust reversers and nacelles, composite material parts, engine control systems and associated equipment, transmission systems, wiring, electrical connection systems, ventilation systems and hydraulic filters. The branch also includes MRO activities and the sale of spare parts.

2.5.1.3 Defense Security branch

Within the Defense Security branch, the Group designs, develops, produces and markets Aeronautical and Navigation systems (avionics products, navigational instruments, etc), Optronic and Air-Land systems and Security systems (secure payment terminals, bankcards, identification and biometrics).

2.5.1.4 Communications branch

This entire branch was classified in operations held for sale as of June 30, 2007 and June 30, 2008. The Broadband activity, classified in operations held for sale as of December 31, 2007, was sold during the first half of 2008.

2.5.2. Segment information by branch

Half-year ended June 30, 2008

(in € millions)	Aerospace propulsion	Aircraft equipment	Defense Security	Communications	**Total branches**	Holding/ Inter-branch eliminations	**June 30, 2008**
External revenue	2,812	1,407	779	-	**4,998**	-	**4,998**
Inter-branch revenue	12	216	2	-	**230**	(230)	-
Total revenue	**2,824**	**1,623**	**781**	-	**5,228**	**(230)**	**4,998**
Other branch income	125	137	65	-	**327**	-	**327**
Branch expenses	(2,603)	(1,634)	(809)	-	**(5,046)**	209	**(4,837)**
Depreciation and amortization, net	(147)	(80)	(23)	-	**(250)**	(7)	**(257)**
Impairment of assets	(43)	(8)	31	-	**(20)**	6	**(14)**
Increase in provisions, net	10	(9)	2	-	**3**	(1)	**2**
Other items	(1)	(8)	132	-	**123**	(2)	**121**
Profit (loss) from operations	**165**	**21**	**179**	-	**365**	**(25)**	**340**
Net finance costs / income							**263**
Income from associates							**3**
Income tax expense							**(145)**
Profit from discontinued operations				(119)	**(119)**		**(119)**
Minority interests							**(6)**
Net profit (loss)							**336**

Half-year ended June 30, 2007

(in € millions)	Aerospace propulsion	Aircraft equipment	Defense Security	Communications	**Total branches**	Holding/ Inter-branch eliminations	**June 30, 2007**
External revenue	2,613	1,299	766	-	**4,678**	-	**4,678**
Inter-branch revenue	10	217	43	-	**270**	(270)	-
Total revenue	**2,623**	**1,516**	**809**	-	**4,948**	**(270)**	**4,678**
Other branch income	214	154	60	-	**428**	2	**430**
Branch expenses	(2,523)	(1,591)	(785)	-	**(4,899)**	260	**(4,639)**
Depreciation and amortization, net	(141)	(64)	(24)	-	**(229)**	(6)	**(235)**
Impairment of assets	(24)	(10)	(34)	-	**(68)**	(3)	**(71)**
Increase in provisions, net	(79)	(13)	13	-	**(79)**	(1)	**(80)**
Other items	(7)	(3)	(14)	-	**(24)**	2	**(22)**
Profit (loss) from operations	**63**	**(11)**	**25**	-	**77**	**(16)**	**61**
Net finance costs / income							**28**
Income from associates							**2**
Income tax expense							**(25)**
Profit from discontinued operations				(46)	**(46)**		**(46)**
Minority interests							**1**
Net profit (loss)							**21**

2.5.3. Segment information by geographical area

The Group's customers are primarily based in four geographical areas.

	June 30, 2008		June 30, 2007	
(in € millions)	Amount	%	Amount	%
France	1,463	29%	1,296	28%
Europe (excluding France)	1,006	20%	842	18%
North America	1,522	31%	1,586	34%
Asia	484	10%	465	10%
Rest of the world	523	10%	489	10%
Total	**4,998**	**100%**	**4,678**	**100%**

2.6. Scope of consolidation

2.6.1. Sale of the electronic payment solutions activity

On March 14, 2008, the sale of the electronic payment solutions activity to Ingenico was finalized. This activity concerns Sagem Monetel and Sagem Denmark and their subsidiaries, presented as a group of assets held for sale in the SAFRAN consolidated financial statements for the year ended December 31, 2007. This capital contribution was paid via a transfer of Ingenico shares.

For fiscal year 2008, the capital gain on this activity net of tax amounts to €143 million (for an impact of €146 million recorded in other operating income and expenses and a €3 million tax charge). Net income up to the date of the sale (March 2008) amounted to €5 million and affects all operating income line items.

2.6.2. Consolidation of the Ingenico group

Following this transaction, SAFRAN Group held 22.37% of the Ingenico group, which was equity-accounted (see Section 2.8.17) as of March 31, 2008.

Remuneration for the activity's transfer comprises Ingenico shares, valued as of the effective date of sale, and amounts to €205 million. The carrying value of the SAFRAN stake in Ingenico equity as of March 31, 2008 amounts to €110 million.

In accordance with IFRS 3, a certain number of assets and liabilities were measured at fair value using the "excess earnings" or "relief-from-royalty" methods.

The "excess earnings" method consists in discounting forecast operating margins attributable to an intangible asset, with deduction of the cost of capital of underlying assets (which corresponds to the return necessary for the working capital requirement, property, plant and equipment and intangible assets, including human capital used for the intangible asset under consideration).

The "relief-from-royalty" method consists in estimating the cash flows that can be allocated to the technology used by referring to royalties required for the use of comparable technologies.

The assessments thus carried out cover customer relations, order books, technology, and inventories. The cash flows used for the assessments are the result of analysts' reports concerning Ingenico, which were published until June 30, 2008.

The identified revalued intangible assets are amortized according to the following terms:

- Customer relations: 10 years
- Technology: 3 years
- Order books: 2 years

The amortization charge for these revaluations recorded for the first half of 2008 amounted to €4 million.

(in € millions)

	Fair Value
Customer relations and order books	64
Technology	67
Inventories	22
Deferred tax	(53)
Fair value adjustment of acquired intangible and tangible assets	**100**
SAFRAN Group share in acquired assets at fair value (22,37%)	**22**

Following allocation of fair values to the identified assets, goodwill amounts to €73 million. This allocation could be adjusted within the period stipulated by IFRS 3.

2.6.3. Sale of Sagem Communications

On January 25, 2008, SAFRAN and The Gores Group finalized the sale of Sagem Communications to The Gores Group. Sagem Communications and its subsidiaries were presented in operations held for sale in the SAFRAN consolidated financial statements for the year ended December 31, 2007. The Gores Group became the majority shareholder of Sagem Communications. Among the minority shareholders, approximately 20% of the share capital is held by a group of executives and employees, and 10% by SAFRAN.
For fiscal year 2008, the capital gain on the sale net of tax is nil (see Section 2.8.10).

2.6.4. Change during the first half of 2008

During the first half of 2008, two previously held companies were consolidated due to the growth in their activity:

- Turbomeca Manufacturing,
- Snecma Morocco Engines Services.

The impact of the two companies' entry into the scope of consolidation is not material.

2.6.5. Operations held for sale

2.6.5.1. Mobile phones

The mobile telephony business was classified in operations held for sale for the period ended June 30, 2008 following the SAFRAN Group's withdrawal from the activity. The comparative data for the first half of 2007 was restated for the income statement.

2.6.5.2. Communications

The Broadband activity was sold in January 2008. At the end of 2007, this activity was classified in operations held for sale. Accordingly, this classification has been maintained in the comparative financial statements for the period ended June 30, 2007, and the entire Communications branch was reclassified in the 2007 comparative data in the income statement.

2.6.5.3. Other operations

There were no other significant movements at Group level during the first half of 2008.

2.7. Accounting policies and methods

The consolidated financial statements of SAFRAN and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS). In particular, the condensed consolidated interim financial statements for the half-year ended June 30, 2008 have been prepared in accordance with IAS 34, *Interim financial reporting*, together with all the standards and interpretations adopted by the European Union and subject to mandatory application as of June 30, 2008.

In preparing these condensed financial statements, SAFRAN Group applied the same accounting rules and methods as those applied in the preparation of its consolidated financial statements for the year ended December 31, 2007 (see Section 20.1.3 of the 2007 Reference Document).

2.7.1. IFRS and IFRIC interpretations of mandatory application in 2008

No new IFRS or IFRIC interpretations came into mandatory effect in 2008. IFRIC 11 *Group and Treasury Share Transactions* applicable to financial years beginning on or after January 1, 2008 does not have a material impact on Group operations.

2.7.2. IFRS and IFRIC interpretations available for early adoption in 2008

- The SAFRAN Group has not opted for the early adoption of IFRS 8, *Operating Segments*. This standard, which requires the presentation of segment information matching that used internally by Group management, is only subject to mandatory application as of January 1, 2009.

  With respect to the Group's current accounting policies and disclosures, the application of this standard is not expected to have a material impact.

- IFRIC interpretations 11[1], 12[1] and 14[1] (*Group and Treasury Share Transactions*, *Service Concession Arrangements* and *The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction)* applicable to financial years beginning on or after January 1, 2008 will not have a material impact on Group operations (or July 1, 2008 concerning IFRIC 13).

None of these interpretations were applied by SAFRAN Group as of June 30, 2008.

[1] These texts had not been adopted by the European Commission as of June 30, 2008.

2.8 Notes to the condensed statutory financial statements

2.8.1 Revenue

(in € millions)		June 30, 2008	June 30, 2007
Aerospace propulsion			
Original aircraft equipment		1,332	1,331
Aircraft spare parts		716	632
MRO		529	508
R & D contracts		105	59
Other		130	84
	subtotal	2,812	2,614
Aircraft equipment			
Original aircraft equipment		766	705
Aircraft spare parts		264	238
MRO		174	168
R & D contracts		27	42
Ingeneery		114	79
Other		63	67
	subtotal	1,408	1,299
Defense security			
Sagem Avionics		236	263
Sagem Optronics and Defense		222	198
Security		316	303
Other		4	1
	subtotal	778	765
Total		**4,998**	**4,678**

2.8.2 Other income

Other income mainly comprises operating subsidies and various other operating income as shown in the following table:

(in € millions)	June 30,2008	June 30,2007
Research tax credit	34	16
Operating subsidies	10	4
Other operating income	2	4
Total	**46**	**24**

2.8.3 Raw materials and consumables used

Raw materials and consumables for the period primarily comprise raw materials, supplies, subcontracting purchases and all external services.
They break down as follows:

(in € millions)	June 30, 2008	June 30, 2007
Raw materials, supplies and others	(1,028)	(910)
Bought-in goods	(102)	(113)
Changes in inventories	61	76
Sub-contracting	(1,195)	(1,205)
Purchases not held in inventory	(125)	(156)
External services	(762)	(719)
Total	**(3,151)**	**(3,027)**

2.8.4 Workforce

The Group's average workforce over the period by branch breaks down as follows:

	France	Abroad	Total
Aerospace Propulsion	17,881	3,291	**21,172**
Aircraft Equipment	10,072	9,530	**19,602**
Defense security	6,695	2,986	**9,681**
Holdings	607	64	**671**
Total	**35,255**	**15,871**	**51,126**

Given the number of employees of non-consolidated controlled companies, there were a total of 57,252 employees under management, which takes into account the employees of operations held for sale. This figure does not include the employees of equity-accounted companies.

The breakdown of the workforce of French companies by socio-professional category is as follows:

Executives	11,638
Supervisors	994
Technicians	11,384
Administrative employees	2,675
Workers	8,564
Total	**35,255**

2.8.5 Depreciation, amortization and provisions, net

(in € millions)	June 30, 2008	June 30, 2007
Depreciation and amortization expense		
- intangible assets (*)	(129)	(109)
- property, plant and equipment	(128)	(126)
Total depreciation and amortization expense	**(257)**	**(235)**
Increase in provisions	**(14)**	**(71)**

(*) including depreciation and amortization of assets adjusted to fair value on the acquisition of the Snecma Group: (€80million) as of June 30, 2008, compared to (€82 million) as of June 30,2007.

2.8.6 Asset impairment

(in € millions)	Impairment		Reversal	
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Asset impairment				
- intangible assets and PP&E	(9)	(55)	14	5
- financial assets	-	(25)	-	-
- inventories	(169)	(154)	166	143
- receivables	(24)	(30)	24	36
Total	**(202)**	**(264)**	**204**	**184**

2.8.7 Other operating income and expenses

Other operating income and expenses mainly include:

(in € millions)	June 30, 2008	June 30, 2007
Capital gains / losses on asset disposals	140 (*)	(1)
Royalties, patents and licenses	(6)	(5)
Costs on financial guarantees	-	-
Debt waivers	(1)	-
Loss on irrecoverable receivables	(3)	(10)
Other operating expenses	(9)	(6)
Total	**121**	**(22)**

(*) Including a capital gain of €146 million on the transfer of the payment terminal activities to Ingenico.

2.8.8 Net finance costs/income

(in € millions)	June 30, 2008	June 30, 2007
Finance costs in relation to interest-bearing liabilities	(25)	(25)
Finance income in relation to cash and cash equivalents	22	20
Cost of net borrowings and long-term debt	**(3)**	**(5)**
Loss on financial instruments	-	(218)
Gain on financial instruments held for trading	247	-
Foreign exchange gain	29	236
Foreign exchange gains (losses) on provisions	21	10
Foreign exchange financial income	**297**	**28**
Net costs of proceeds from disposal of fixed assets	-	-
Reversals of provisions	(7)	(1)
Increase in provisions	5	-
Discount impact	(28)	(14)
Other	(1)	20
Total other finance costs / income	**(31)**	**5**
Total Finance income	**263**	**28**
of which finance costs	**(61)**	**(258)**
of which finance income	**324**	**286**

2.8.9 Income tax

The Group tax charge is calculated by using the applicable rates in each of the Group's tax jurisdictions and is adjusted for the main permanent differences identified, including the impacts relating to the Ingenico transaction.

The capital gain on the Ingenico transaction is taxed in the amount of the share of costs and expenses of 5% of the €211 million capital gain, or €3 million in taxes.

The effective tax rate for continuing operations amounts to 23.93% and is primarily explained by the lower tax rate for the Ingenico transaction (see above) and the impact of the research tax credit.

2.8.10 Net income of operations held for sale

The following table presents the results of the Mobile phones activity (operations held for sale) for the first half of 2008.

(in € millions)	June 30, 2008
Revenue	163
Raw materials and consumables used	(174)
Personnel costs	(49)
Depreciation and amortization expense , increase in provisions, asset impairment	(102)
Other operating income / expenses	(16)
Profit (loss) from operations	(178)
Net finance costs / income	1
Income tax expense on discontinued operations	58
Income (loss) on the disposal of the Mobile Phones activity	-
Profit from discontinued operations	**(119)**

There was an average of 3,262 employees relating to operations held for sale.

The operating loss for the Mobile phones activity before corporate income tax stood at €72 million, to which non-recurring items, relating to the decision to withdraw, should be added for €50 million with respect to asset impairments and €55 million with respect to the costs of commitments given, for a pre-tax net loss of €177 million. The net loss after tax for the first half amounts to €119 million.

In addition, the costs of withdrawing from the Mobile telephony activity to be incurred subsequent to the first half of 2008 are estimated at €101 million net of corporate income tax.

The gain on the disposal of the Broadband activity in January 2008 (classified in operations held for sale as of December 31, 2007) amounted to €38 million with a tax charge of €38 million.

2.8.11 Earnings per share

The Group's potentially dilutive shares include stock options and bonus shares issued for nil consideration.

There were no other transactions involving shares or potential shares between the period-end and the completion of these financial statements.

Earnings per share are as follows:

	Index	June 30, 2008	June 30, 2007
Numerator (in € millions)			
Net profit for the period	(a)	336	21
Net profit from continuing operations	(i)	455	67
Net profit from discontinued operations	(j)	(119)	(46)
Denominator (in shares)			
Total number of shares	(b)	417,029,585	417,029,585
Number of treasury shares held	(c)	10,457,838	5,870,815
Number of shares excluding treasury shares	(d)=(b-c)	406,571,747	411,158,770
Weighted average number of shares (excluding treasury shares)	(d')	411,132,179	410,320,892
Potentially dilutive ordinary shares :			
Dilutive impact of purchase options and bonus shares granted to Sagem SA employees prior to the merger	(e)	-	309,753
Weighted average number of shares after dilution	(f)=(d'+e)	411,132,179	410,630,645
Ratio: earnings per share (in euro)			
Basic earnings per share: profit/(loss)	(g)=(a*1million)/(d')	0.82	0.05
Diluted earnings per share: profit/(loss)	(h)=(a*1million)/(f)	0.82	0.05
Ratio: earnings per share of continuing operations (in euro)			
Basic earnings per share: profit/(loss)	(k)=(i*1million)/(d')	1.11	0.16
Diluted earnings per share: profit/(loss)	(l)=(i*1million)/(f)	1.11	0.16
Ratio: earnings per share of discontinued operations (in euro)			
Basic earnings per share: profit/(loss)	(m)=(j*1million)/(d')	(0.29)	(0.11)
Diluted earnings per share: profit/(loss)	(n)=(j*1million)/(f)	(0.29)	(0.11)

2.8.12 Dividends paid

Dividends on treasury shares were not paid. They were transferred to retained earnings.

(in € millions)	June 30, 2008	June 30, 2007
Submitted for approval at the ordinary general meeting		
Dividend paid on ordinary shares	165	90
Net dividend per share (in €)	0.40	0.22

2.8.13 Goodwill

Goodwill breaks down as follows:

(in € millions)	Dec. 31, 2007 Net	Changes in scope of consolidation	Impairment	Translation adjustments	June 30, 2008 Net
Snecma	253	-	-	-	253
Turbomeca SA	225	-	-	-	225
Aircelle	213	-	-	-	213
Labinal	208	-	-	-	208
Hispano Suiza	96	-	-	-	96
Messier Dowty SAS	94	-	-	-	94
Messier Bugatti	93	-	-	-	93
Snecma Propulsion Solide	66	-	-	-	66
Sagem Orga	66	-	-	-	66
Teuchos SA	52	-	-	-	52
Techspace Aero	47	-	-	-	47
Snecma Services	46	-	-	-	46
Sagem Défense Sécurité	42	-	-	-	42
Vectronix	22	-	-	-	22
Microturbo SA	12	-	-	-	12
Globe Motors Inc	9	-	-	(1)	8
Cinch Connectors Inc	5	-	-	-	5
Wuhan Tianyu Information Industry	4	(4)	-	-	-
Sofrance	4	-	-	-	4
Orga Zelenograd Smart Cards & Systems	3	-	-	-	3
Other	1	-	-	-	1
Total	**1,561**	**(4)**	**-**	**(1)**	**1,556**

An analysis of indications of impairment loss was performed on goodwill in the first half of 2008 and did not result in any recognition of impairment.

2.8.14 Intangible assets

Intangible assets break down as follows:

(in € millions)	June 30, 2008 Gross	June 30, 2008 Amortization/ impairment	June 30, 2008 Net	Dec. 31, 2007 Gross	Dec. 31, 2007 Amortization/ impairment	Dec. 31, 2007 Net
Brand names	147	(5)	142	147	(4)	143
Programs	2,685	(642)	2,043	2,695	(544)	2,151
Development expenditure	724	(136)	588	787	(260)	527
Concessions, patents, licences	31	(25)	6	52	(44)	8
Software	247	(194)	53	220	(159)	61
Other	159	(44)	115	129	(38)	91
Total	**3,993**	**(1,046)**	**2,947**	**4,030**	**(1,049)**	**2,981**

Brands with an indefinite life amount to €119 million and comprise the Snecma (€85 million) and Turbomeca (€34 million) brands. The Snecma general interest brand encompasses the related brands of Snecma Moteurs, Snecma Services and Snecma Propulsion Solide.

The weighted average remaining amortization period of the program is approximately 11 years.

Movements in intangible assets break down as follows:

(in € millions)	Gross	Amortization/ impairment	Net
December 31, 2007	**4,030**	**(1,049)**	**2,981**
Internally produced assets	83	-	83
Additions	14	-	14
Disposals and assets removed	(1)	1	-
Amortization	-	(129)	(129)
Impairment losses recognized in profit or loss	-	5	5
Reclassifications (*)	(124)	125	1
Changes in scope of consolidation	-	-	-
Translation adjustments	(9)	1	(8)
June 30, 2008	**3,993**	**(1,046)**	**2,947**

(*) of which € (1) millions net in Assets held for sale

Research expenditure expensed in the first half of 2008 totaled €216 million, excluding operations held for sale (€308 million in the first half of 2007).

Development expenditure capitalized in the first half of 2008 totaled €68 million (€91 million in the first half of 2007).
Capitalized development expenditure in the first half of 2008 totaled €21 million (€20 million in the first half of 2007).

In addition, revalued assets (allocation of the Snecma Group purchase price) were amortized in the amount of €80 million.

An analysis of indications of impairment loss was performed in the first half of 2008 on intangible assets, in particular on capitalized development programs and expenditure, and did not led to any recognition of significant impairment.

2.8.15 Property, plant and equipment

Property, plant and equipment break down as follows:

	June 30, 2008			Dec. 31, 2007		
(in € millions)	Gross	Deprec./ impairment	Net	Gross	Deprec./ impairment	Net
Land	218	-	218	216	-	216
Buildings	833	(444)	389	821	(448)	373
Technical facilities, equipment and tooling	3,112	(2,195)	917	3,185	(2,257)	928
PP&E in course of construction, advances	267	(25)	242	244	(29)	215
Site development and preparation costs	23	(16)	7	23	(13)	10
Buildings on land owned by third parties	37	(15)	22	37	(14)	23
Computer hardware and other equipment	355	(273)	82	355	(273)	82
Total	**4,845**	**(2,968)**	**1,877**	**4,881**	**(3,034)**	**1,847**

Movements in property, plant and equipment break down as follows:

(in € millions)	Gross	Depreciation / impairment	Net
December 31, 2007	**4,881**	**(3,034)**	**1,847**
Internally produced assets	22	-	22
Additions	183	-	183
Disposals and assets removed	(51)	36	(15)
Depreciation	-	(128)	(128)
Reclassifications (*)	(140)	128	(12)
Changes in scope of consolidation	23	(5)	18
Translation adjustments	(73)	35	(38)
June 30, 2008	**4,845**	**(2,968)**	**1,877**

(*) of which € (8) millions net in Assets held for sale

During the first half of 2008, payments in the amount of €16 million were paid in respect of a real estate project financed under a capital lease.

2.8.16 Non-current financial assets

Non-current financial assets include:

	June 30, 2008			Dec. 31, 2007		
(in € millions)	Gross	Depreciation / impairment	Net	Gross	Depreciation / impairment	Net
Non-consolidated investments	**328**	**(142)**	**186**	**362**	**(143)**	**219**
Unlisted shares	294	(142)	152	297	(142)	155
Listed shares	34	-	34	65	(1)	64
Other financial assets	**75**	**(3)**	**72**	**70**	**(3)**	**67**
Total	**403**	**(145)**	**258**	**432**	**(146)**	**286**

2.8.16.1 Non-consolidated investments

These include SAFRAN Group holdings in various non-consolidated companies, the most material of which are:

(in € millions)	As of	Percentage of control	Shareholders' equity including profit/loss for the period	Net profit and loss	Net carrying amount June 30, 2008	Net carrying amount Dec 31, 2007
Sichuan Snecma Aero-Engine Maintenance	31/12/2007	52.67	4.4	-	3.7	3.7
Suzhou I	31/12/2007	100.00	7.4	0.6	9.3	9.3
Suzhou II	31/12/2007	100.00	8.3	(1.2)	9.4	9.4
Messier Dowty Singapore Pte	31/12/2007	100.00	3.0	0.2	8.6	8.6
Hispano Suiza Polska	31/12/2007	100.00	11.3	6.3	12.1	12.1
Arianespace Participation	31/12/2007	10.44	53.6	2.4	5.4	5.4
Embraer	31/12/2007	1.12	1,528.0	357.0	33.8	63.5
SMA (1)	31/12/2007	100.00	(12.8)	(10.6)	-	-
Snecma America Engine Services	31/12/2007	51.00	7.8	(1.9)	4.7	3.2
GEAM (2)	31/12/2007	19.98	125.6	36.1	40.7	40.7

(1) investment held by Snecma Participations, a non consolidated subsidiary of Snecma SA
(2) investment held by SSP Inc., a non consolidated subsidiary of Snecma Services Participations

2.8.16.2 Other non-current financial assets

Other non-current financial assets break down as follows:

(in € millions)	December 31, 2007	Increases/ acquisitions	Redemptions/disposals	Reclassification	June 30, 2008
Sales-financing loans	-	-	-	-	-
Loans non consolidated companies	19	11	(11)	1	20
Loans to employees	23	1	(2)	(1)	21
Deposits and guarantees	7	12	(9)	-	10
Other	18	9	(2)	(4)	21
Total	**67**	**33**	**(24)**	**(4)**	**72**

Loans and advances to non-consolidated companies correspond to revolving credit account agreements.

2.8.17 Investments in associates

A-Pro Inc., Hydrep and SEMMB are consolidated under the equity method on account of the terms of the agreements with the other partners.
Ingenico has been consolidated under the equity method since March 31, 2008 (See Note 2.6.2).
The Group's share in the net worth and income of associates breaks down as follows:

	June 30, 2008				Dec. 31, 2007
(in € millions)	% interest	Equity	Income from associates	Net	Net
A-Pro Inc.	50.00%	5	1	6	6
Hydrep	50.00%	4	1	5	5
SEM MB	49.96%	5	1	6	6
Ingenico (1) (4)	22.37%	202	-	202	-
Cinch SA (2)	100.00%	10	-	10	10
Frozen entities SAGEM (3)	100.00%	6	-	6	7
Total		**232**	**3**	**235**	**34**

(1) Due to the lack of published accounts by Ingenico at the date of publication of the present document, the share in the first half year income has been calculated based on Ingenico's 2008 annual income, as estimated by a consensus of financial analysts
(2) Companies to be merged and whose retained earning have been frozen as of January 1,2005
(3) Companies to be excluded from the scope of consolidation and whose retained earnings have been frozen
(4) Stock value totaled €237 million as of June 30, 2008 (10 663 046 shares at €22.25 per value each)

Movements in investments in associates break down as follows:

(in € millions)	
Dec. 31, 2007	**34**
Changes in scope of consolidation	204
Income from associates	3
Translation adjustments	-
Other	(6)
June 30, 2008	**235**

2.8.18 Current financial assets

Current financial assets mainly consist of the portion due within one year of financial assets classified as non-current.

They break down as follows:

(in € millions)	June 30, 2008	Dec. 31, 2007
Sales-financing loans	30	34
Loans to affiliates	78	69
Loans to employees	4	4
Total	**112**	**107**

Sales-financing loans correspond to loans granted on an exceptional basis to SAFRAN's customers or Group companies as an alternative to financial guarantees (See Note 2.8.29.4.). They are recorded in the balance sheet as loans.

2.8.19 Assets held for sale

They break down as follows:

	June 30, 2008		
(in € millions)	Sagem Mobile	Workshop of Techspace Aero	Total
Goodwill	-	-	-
Fixed assets	6	11	**17**
Current Assets	2	23	**25**
Total assets held for sale	**8**	**34**	**42**
Non-current liabilities	1	2	**3**
Current liabilities	-	10	**10**
Total liabilities held for sale	**1**	**12**	**13**

	Dec 31, 2007			
(in € millions)	Monetel / Sagem Denmark	Sagem Communications	Workshop of Techspace Aero	Total
Goodwill	1	26	-	**27**
Fixed assets	15	74	6	**95**
Current Assets	67	572	18	**657**
Total assets held for sale	**83**	**672**	**24**	**779**
Non-current liabilities	2	36	2	**40**
Current liabilities	26	376	10	**412**
Total liabilities held for sale	**28**	**412**	**12**	**452**

2.8.20 Cash and cash equivalents

(in € millions)	June 30, 2008	Dec .31 , 2007
Maturity less than 3 months from trade date with no interest rate risk		
Negotiable debt securities	351	390
UCITS	12	9
Money market accounts	210	101
Sight and time deposits	258	230
Total	**831**	**730**

(in € millions)	
December 31, 2007	730
Movement during the period	109
Changes in scope of consolidation	(1)
Reclassification (*)	(5)
Translation adjustments	(2)
June 30, 2008	**831**

(*) of which € (5) million in assets held for sale

2.8.21 Summary of financial assets

Fixed-rate and floating-rate current and non-current financial assets break down as follows:

	June. 30, 2008		Dec. 31, 2007	
(in € millions)	Base	Interest rate	Base	Interest rate
Non-current financial assets (1)	72	1.53%	67	1.50%
Current financial assets	112	3.68%	107	4.45%
Financial assets	**184**	**2.84%**	**174**	**3.31%**
Cash and cash equivalents	**831**	**Eonia/Fed**	**730**	**Eonia/Fed**
Total	**1,015**		**904**	

(1) excluding non-consolidated investments

2.8.22 Consolidated shareholders' equity

2.8.22.1 Share capital

As of June 30, 2008, the share capital of SAFRAN was fully paid up and comprised 417,029,585 shares of €0.20 par value each.

SAFRAN's shareholders' equity does not include any equity instruments issued other than its own shares.

2.8.22.2 Breakdown of share capital and voting rights

Each share carries entitlement to one vote. Shares held in registered form for over 2 years have double voting rights.
The 10,457,838 treasury shares have no voting rights.

Changes in the breakdown of share capital and voting rights are as follows:

December 31, 2007

Shareholders	Number of shares	% Share capital	Number of voting rights	% Voting wrights
Private investors	168,969,389	40.51%	181,711,477	33.09%
French State	126,811,995	30.41%	151,578,017	27.61%
Employes corporate mutual funds	84,685,354	20.31%	156,416,390	28.49%
AREVA	30,772,945	7.38%	59,363,695	10.81%
Treasury shares	5,789,902	1.39%	-	0.00%
Total	**417,029,585**	**100.00%**	**549,069,579**	**100.00%**

June 30, 2008

Shareholders	Number of shares	% Share capital	Number of voting rights	% Voting wrights
Private investors	161,360,993	38.70%	174,240,155	31.90%
French State	126,811,995	30.40%	151,578,017	27.80%
Employes corporate mutual funds	87,625,814	21.00%	160,843,478	29.40%
AREVA	30,772,945	7.40%	59,363,695	10.90%
Treasury shares	10,457,838	2.50%	-	0.00%
Total	**417,029,585**	**100%**	**546,025,345**	**100%**

2.8.22.3 Consolidated retained earnings

Movements in consolidated retained earnings are as follows:

As of December 31, 2007 (in € million)	**4,189**
- Allocation of 2007 net income to retained earnings	39
- Dividend distribution	(165)
- Treasury shares	(62)
- Translation adjustments	(32)
As of June 30, 2008 (in € million)	**3,969**

The SAFRAN Group has deducted treasury shares in the amount of €(163) million from consolidated equity.

The SAFRAN Group purchased shares in the amount of €65 million in the first half of 2008, in connection with the share buyback program (4,719,000 shares purchased) and the liquidity agreement signed at the beginning of June 2008 (295,043 shares purchased and 61,230 shares sold).

The 2003 stock option plan reached maturity in the first half of 2008: 284,877 shares were sold following the exercise of options.

The SAFRAN Group does not own any hybrid financial instruments with equity components that should be classified in consolidated equity.

2.8.23 Provisions for contingencies and losses

Provisions for contingencies and losses break down as follows:

(in € millions)	**Dec. 31, 2007**	Increase in provisions	Utilization	Changes in scope of consolidation	Other movements (*)	**June 30, 2008**
Reserves for performance warranties	359	80	(61)	1	48	427
Financial guarantees	82	10	(15)	-	-	77
Services to be rendered	472	65	(106)	-	(2)	429
Employee-related commitments	59	3	(7)	-	(34)	21
Post employment benefits	393	16	(13)	1	(3)	394
Sales agreements and long-term receivables	141	16	(32)	-	-	125
Losses to completion	509	202	(160)	1	(1)	551
Disputes and litigation	43	6	(5)	-	-	44
Negative equity of non-consolidated companies	14	1	(4)	-	-	11
Other	113	40	(32)	-	(2)	119
Total	**2,185**	439	(435)	3	6	**2,198**
Non-current	**1,052**	124	(85)	1	(142)	**950**
Current	**1,133**	315	(350)	2	148	**1,248**

(*) of which € 49 millions in liabilities held for sale

No material provisions to cover environmental risks were recognized in the first half of 2008.

The financial information used to determine the IAS 19 provisions resulting from an extrapolation as of June 30, 2008 of the actuarial valuation performed as of December 31, 2007, did not change actuarial assumptions.

Reversals of provisions break down as follows:

- Used: €(258) million
- Transferred: €(83) million
- Reversals not used: €(94) million

2.8.24 Borrowings subject to specific terms and conditions

Movements in this item break down as follows:

(in € millions)	
December 31, 2007	**590**
New advances received	33
Advances repaid	(14)
Discounting reversal	13
Interest cost	2
Translation adjustments	(5)
Changes in scope of consolidation	-
June 30, 2008	**619**

These borrowings mainly correspond to French State repayable advances.

2.8.25 Interest-bearing liabilities

Interest-bearing liabilities break down as follows:

(in € millions)	Interest-bearing current liabilities	Interest-bearing non-current liabilities	**Total**
December 31, 2007	**502**	**397**	**899**
Increase in borrowings	6	31	37
Decrease in borrowings	(5)	(53)	(58)
Movement in short term bank facilities	55	-	55
Changes in scope of consolidation	13	3	16
Translation adjustments	(7)	(12)	(19)
Reclassification (*)	(47)	49	2
June 30, 2008	**517**	**415**	**932**

(*) of which € (3) millions in liabilities held for sale

a) Non-current interest-bearing liabilities (portion maturing > 1 year at inception)

(in € millions)	**June 30, 2008**	**Dec. 31, 2007**
Finance lease borrowings	43	49
Other long-term loans	372	348
Total interest-bearing non-current liabilities	**415**	**397**

b) Current interest-bearing liabilities (< 1 year)

(in € millions)	June 30, 2008	Dec. 31, 2007
Finance lease borrowings	8	14
Other long-term loans	184	179
Accrued interest not yet due	4	7
Long-term interest-bearing current liabilities from the outset	**196**	**200**
Commercial paper	213	147
Short-term bank facilities and equivalent	108	155
Short-term interest-bearing current liabilities from the outset	**321**	**302**
Total interest-bearing current liabilities	**517**	**502**

c) Fixed-rate and floating-rate liabilities

	Non current				**Current**			
	June 30, 2008		**Dec. 31, 2007**		**June 30, 2008**		**Dec. 31, 2007**	
(in € millions)	Base	Interest rate	Base	Interest rate	Base	Interest rate	Base	Interest rate
Fixed rate	238	3.48%	265	3.44%	87	3.48%	99	3.60%
Floating rate	177	4.92%	132	4.69%	430	4.58%	403	4.94%
Total	**415**	**4.09%**	**397**	**3.86%**	**517**	**4.40%**	**502**	**4.67%**

The net financial position of the Group breaks down as follows:

(in € millions)	June 30, 2008	Dec. 31, 2007
Cash and cash equivalents	831	730
Interest-bearing current and non-current liabilities	932	899
Net debt	**(101)**	**(169)**

2.8.26 Related parties

(in € millions)	June 30, 2008	June 30, 2007
Sales to related parties	748	760
Purchases from related parties	(57)	(37)

(in € millions)	June 30, 2008	Dec 31, 2007
Receivables on related parties	575	659
Payables on related parties	1,027	948

(in € millions)	June 30, 2008	Dec 31, 2007
Financial commitments	307	319

2.8.27 Consolidated statement of cash flow

The statement of cash flow is prepared using the indirect method, whereby net cash flow from operating activities is determined by adjusting net profit or loss. The impact of changes in exchange rates shows the impact of exchange rate fluctuations between the beginning and the end of the period and the impact of such fluctuations on the opening cash and cash equivalents balance.

2.8.27.1 Cash and cash equivalents

Cash and cash equivalents comprise time deposit and sight deposit accounts and marketable securities.

Cash and cash equivalents have a term of less than 3 months and are convertible into a known amount of cash. The breakdown of these amounts is presented in Note 2.8.20.

2.8.27.2 Purchases of intangible assets and property, plant and equipment

These items break down as follows:

(in € millions)	**June 30, 2008**	**June 30, 2007**
Intangible assets	(97)	(118)
Property, plant and equipment	(188)	(216)
Movement in amounts payable to suppliers of intangible assets	1	1
Movement in amounts payable to suppliers of tangible assets	(4)	(3)
Movement in amounts receivable on disposals of tangible assets	(4)	-
Revenue from disposals of intangible assets	1	2
Revenue from disposals of tangible assets	10	19
Total	**(281)**	**(315)**

2.8.27.3 Material non-cash transactions

The Group performed certain transactions which did not impact cash and cash equivalents.

These transactions mainly concern (in € million):

- Depreciation, amortization, impairment and provisions €260
- Impact of changes in the value of financial instruments (1) €(326)
- Capital gains on asset disposals €(140)
- Cancellation of pre-tax income paid on assets of discontinued operations €129
- Other €18

€(59)

(1) This impact is primarily the result of the Group's decision to apply so-called speculative accounting from July 1, 2005 and therefore to recognize in net finance costs/income the change in fair value of its financial instruments from this date.

2.8.28 Derivative financial instruments

The Group manages a portfolio of financial instruments hedging its exposure to foreign currency risk.

Most sales in the Aerospace Propulsion and Aircraft Equipment branches are transacted in US dollars, which is virtually the sole currency used in the civil aviation industry. Accordingly, the net excess of revenues over operating expenses for these activities is approximately US$5 billion per year.

The hedging policy implemented by the Group is aimed at safeguarding the Group's profitability and providing it with the time necessary to adapt its cost base to an unfavorable monetary environment. As such, hedges are entered into for a 3-year period.

The main instruments used are US$ forward contracts and option purchases (call €/put US$).

Financial derivative instruments held, consisting of forward contracts, swaps and options, are used to hedge highly probable future flows determined based on the order book and budget forecasts.

The portfolio of financial derivatives breaks down as follows:

	June 30, 2008		December 31, 2007	
(in millions currencies)	Fair value	Contract notional amount	Fair value	Contract notional amount
Forward exchange contracts				
Sell USD	231	7,939	55	2,891
Of which sell USD buy EUR	*216*	*7,090*	*40*	*2,780*
Buy USD	(4)	(45)	(4)	(58)
Of which buy USD sell EUR	-	-	-	-
Sell GBP buy EUR	-	0	-	1
Currency swaps	**3**		**8**	
Of which sell USD buy EUR	*2*	*133*	*2*	*126*
Currency option contracts	**229**		**63**	
Buy put	*236*	*5,539*	*63*	*2,330*
Sell call	*(6)*	*2,611*	-	*226*
Total	**460**		**122**	
Of which financial assets	*470*		*126*	
Of which financial liabilities	*(10)*		*(4)*	

Fair value amounts are stated in million euros, notional amounts are stated in million currencies

Due to the accounting restrictions resulting from the adoption of IAS 39, the Group decided not to apply hedge accounting and to record changes in the fair value of its financial instruments in net finance costs/income. As such, all changes in the fair value of financial instruments over the period were recorded in profit or loss in the amount of €247 million.

At the same time, in order to reflect the economic impact of its foreign currency hedging policy, the Group prepares adjusted accounts in which gains and losses arising on hedging transactions are presented in the same periods as the flows hedged (see Foreword).

2.8.29 Off-balance sheet commitments

2.8.29.1 Endorsements, guarantees and other commitments

The various commitments given by SAFRAN Group are as follows:

(in € millions)	June 30, 2008	Dec. 31, 2007
Employee-related commitments	18	20
Commitments given to customers (completion warranties, performance bonds)	287	256
Commitments given to third parties by SAFRAN on behalf of its subsidiaries	536	499
Commitments given to customs authorities by SAFRAN on behalf of its subsidiaries	100	103
Commitments arising from role as EIG member	-	2
Liability guarantees given	88	22
Actuarial differences	(20)	(23)
Other commitments	175	186
Total	**1,184**	**1,065**

The various commitments received by SAFRAN Group are as follows:

(in € millions)	June 30, 2008	Dec. 31, 2007
Commitments received from banks on behalf of suppliers	18	12
Completion warranties	18	15
Endorsements, guarantees received	8	8
Other commitments received	63	77
Total	**107**	**112**

The commitments given with respect to operations held for sale amounted to €6 million; there were no commitments received with respect to operations held for sale.

2.8.29.2 Vendor warranties

Vendor warranties are given or received on the acquisition or sale of companies. As of June 30, 2008, no such warranties had been called and none required the recording of a provision in the Group's consolidated financial statements.

2.8.29.3 Capital expenditure commitments

As of June 30, 2008, capital expenditure commitments totaled €235 million (excluding operations held for sale).

2.8.29.4 Financial guarantees granted as part of the sale of Group products

These guarantees generate risks in the gross amount of US$337 million as of June 30, 2008. This amount does not, however, reflect the actual risk to which SAFRAN is exposed, as the commitments are counter-guaranteed by the value of the underlying assets, in other words, the aircraft pledged. Accordingly, the net residual risk, as calculated using the valuation model, is provided in full in the financial statements.

2.8.30 Disputes and litigation

Except for the matters described below, neither SAFRAN nor any of its subsidiaries are, or have been, notably during the last twelve months, parties to any legal or arbitration proceedings likely to have or that have had, in the recent past, individually or collectively, a significant adverse effect on the financial position or profitability of SAFRAN and/or SAFRAN Group. To the Group's knowledge, no proceeding of this type is contemplated by governmental authorities or third parties. A provision is only booked to cover the expenses that may result from these proceedings when the expenses are probable, and their amount may be either quantified or estimated. The amount of the provisions booked is based on an evaluation of the level risk for each case, and does not primarily depends on the status of the proceedings, although it is specified that the occurrence of events during the proceeding may nonetheless lead to a reevaluation of the risk. SAFRAN believes that it has set aside adequate provisions to cover the risks of general or specific proceedings, either in progress or possible in the future.

- Turbomeca's liability has been cited within the scope of an expedited legal proceeding by the public prosecutor of Turin concerning a helicopter accident which took place in April 2003 in the Italian Alps, for which the causes are still unknown. Civil parties have submitted claims for damages totaling €4.6 million
- Turbomeca's liability could be incurred following an accident in March 2005 in India, which led to the death of three persons and left two others seriously injured. To date, no amount has been established with respect to the claim.

No provision have been set aside for these claims as the liability of the companies concerned is sufficiently covered by the Group's insurance policy.

- A supplier filed a legal action against Sagem Défense Sécurité for alleged abrupt and abusive termination of commercial relations, claiming compensation of €30 million. The estimated financial consequences of this dispute is significantly lower than the amounts claimed and are more than covered by the total provisions for contingencies and losses set aside by Sagem Défense Sécurité as of June 30, 2008.

- Legal action was filed against Messier-Bugatti in 2002 by a supplier for alleged abusive termination of a joint development project, supposedly leading to the misappropriation of know-how in favor of a competitor. The supplier appealed against a decision of the lower court which dismissed its claim. The potential financial consequences of this dispute are considerably lower than the amount claimed of €33 million and more than covered by total provisions for contingencies and losses set aside by Messier-Bugatti as of June 30, 2008.

- At the end of 2002, a group of French manufacturers including the former Snecma Group was collectively the subject of a request for arbitration by a common customer, for a sum which, according to the claimant, would not be less than US$ 260 million and for which the group of manufacturers may be jointly liable with regard to the claimant. This demand relates to the performance of past contracts entered into by these manufacturers and in which Snecma's participation was approximately 10%. All the manufacturers concerned contest this claim. An agreement was signed, whereby the manufacturers concerned by the arbitration request waived their right to invoke legal status of limitation periods and the claimant withdrew its request for arbitration in June 2003, although reserving the right to submit a new claim for a greater amount. SAFRAN has not recorded a provision at this point.

Following tax audits conducted within the Group in 2006 and 2007, two significant revised assessments were still being contested by SAFRAN at the end of June 2008:

- The revised assessment notified in respect of the rules governing the allocation of the tax expense between the Snecma parent company and its consolidated subsidiaries up to the end of 2004, which is estimated at €14 million, has not been provided for.

- A revised assessment for an amount of €11.7 million, based on documents obtained during an ongoing preliminary investigation into the facts surrounding the payment by SAGEM SA – between 2001 and 2003 – of commission to local intermediaries for the alleged purpose of corrupting public agents of the Federal Republic of Nigeria, with the alleged aim of being awarded the State's electronic ID card contract. SAFRAN brought an independent legal action in order to obtain all useful information concerning the facts of which it is accused and any potential liability. Based on contesting information provided by SAFRAN in 2007, the French Tax Office agreed to suspend the current procedure until completion of the legal procedures. The partial provision set aside in respect of this risk at the end of 2006 has been maintained since that date.

2.8.31 Subsequent events

SAFRAN entered into an agreement with Sofinnova, a high tech venture capital fund, thereby materializing the Group's withdrawal from the Mobile phones activity. As a result, the financial results of Sagem Mobiles have been classified into operations held for sale as of June 30, 2008 and are described in greater detail in Notes 2.8.10 and 2.8.19.

The additional expenses and provisions that will be recognized after the first half of 2008 with respect to the completion of the transaction are valued at €101 million net of tax.

SAFRAN

2, boulevard du Général Martial-Valin
75724 Paris Cedex 15 - France

Tel.: +33 (0)1 40 60 80 80
Fax: +33 (0)1 40 60 81 02

www.safran-group.com

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